Exhibit 99.3

News release…

Date: 22 December 2004
Ref: PR395g

Palabora Mining Company (Rio Tinto 49.2 per cent) issued the following statement in Johannesburg today.

Business update and cautionary announcement

Strategic review
The Company finalised a review of the business in the third quarter of 2004 addressing operational performance and organisational structure. Benefits of the review are now resulting directly in improved production and lower operating costs. A new daily average record of 27,500 tonnes hoisted per day was achieved in November 2004. Operating costs have benefited from improved production and a reduction of 20 per cent in the management team and 13 per cent in the workforce.

The balance sheet value of Palabora’s copper assets is being assessed in light of the completion of the review and the ongoing strength of the rand against the US dollar. The outcome of this assessment will be reflected in the financial results for the year ending 31 December 2004.

The management team is encouraged by the results to date and is committed to further improvement in the performance of the business.

Sale of magnetite assets
The Company has recently received approval from the lenders to permit a prior ranking charge over the Company’s magnetite assets in favour of Rio Tinto Finance plc to secure a loan of US$25,000,000. This loan is to be repaid from the proceeds of sale of the magnetite assets, details of which will be published at a later date.

Cave induced surface subsidence
The failure of the north wall of the open pit has continued and all affected infrastructure has been relocated. The failure is limited to a zone close to the pit rim, within that zone the subsidence is progressing as predicted by the most recent geotechnical analysis.

Pension fund surplus
Work continues on the pension fund distribution. To date Palabora has not received its portion of the surplus distribution. Management is doing its best to ensure that the surplus portion is received by the third quarter of 2005.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Cautionary announcement
In accordance with the JSE Listings Requirements, shareholders and debenture holders are advised that there are circumstances relating to the Company, the full impact of which is currently being determined, which may have a material effect on the price of the Company’s securities. Shareholders and debenture holders are accordingly advised to exercise caution when dealing in the Company’s securities until a further announcement is made.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com